Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Vertex, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

92538J106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92538J106	Schedule 13G	Page 2 of 25

1	Names of Reporting Persons Amanda Radcliffe
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 33,183,557.223
	6	Shared Voting Power 84,210
	7	Sole Dispositive Power 33,183,557.223
	8	Shared Dispositive Power 84,210

9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,267,767.223
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.3%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 3 of 25

1	Names of Reporting Persons Stefanie Thompson
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 32,980,934.588
	6	Shared Voting Power 0
	7	Sole Dispositive Power 32,980,934.588
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,980,934.588
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.1%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 4 of 25

1	Names of Reporting Persons Jeffrey Westphal
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,031,822.237
	6	Shared Voting Power 84,778
	7	Sole Dispositive Power 8,031,822.237
	8	Shared Dispositive Power 84,778

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,166,600.237
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.2%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 5 of 25

1	Names of Reporting Persons Christopher Thompson
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,629.046
	6	Shared Voting Power 112,580.918
	7	Sole Dispositive Power 5,629.046
	8	Shared Dispositive Power 112,580.918

9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,209.964
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 6 of 25

1	Names of Reporting Persons Benjamin Schmerin
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,221.784
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,221.784
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,221.784
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 7 of 25

1	Names of Reporting Persons Conrad Radcliffe
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,731,647.377
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,731,647.377

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,647.377
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.8%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 8 of 25

1	Names of Reporting Persons Kailey Radcliffe
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,647,437.377
	6	Shared Voting Power 2,647,437.377
	7	Sole Dispositive Power 2,647,437.377
	8	Shared Dispositive Power 2,647,437.377

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,874.754
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.4%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 9 of 25

1	Names of Reporting Persons Antoinette Radcliffe
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,647,437.377
	6	Shared Voting Power 2,647,437.377
	7	Sole Dispositive Power 2,647,437.377
	8	Shared Dispositive Power 2,647,437.377

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,874.754
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.4%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 10 of 25

1	Names of Reporting Persons Anne Marie Westphal
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 765,074
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 765,074

9	Aggregate Amount Beneficially Owned by Each Reporting Person 765,074
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 11 of 25

1	Names of Reporting Persons Kyle Westphal
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,430,100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,430,100

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,430,100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 12 of 25

1	Names of Reporting Persons Jacob Westphal
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 932,706
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 932,706

9	Aggregate Amount Beneficially Owned by Each Reporting Person 932,706
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.6%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 13 of 25

1	Names of Reporting Persons Melanie DeStefano
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,941,750
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,941,750
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,941,750
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.2%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 14 of 25

1	Names of Reporting Persons Samantha Lucas
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,969,895.229
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,969,895.229
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,895.229
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.3%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 15 of 25

1	Names of Reporting Persons Mackenzie Lucas
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,941,750
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,941,750
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,941,750
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.2%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 16 of 25

1	Names of Reporting Persons Andrea Schmerin
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,983,967.844
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,983,967.844
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,983,967.844
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.3%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 17 of 25

1	Names of Reporting Persons Constance Thompson
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 112,580.918
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 112,580.918

9	Aggregate Amount Beneficially Owned by Each Reporting Person 112,580.918
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 18 of 25

1	Names of Reporting Persons Jenifer Westphal
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 84,778
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 84,778

9	Aggregate Amount Beneficially Owned by Each Reporting Person 84,778
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person IN

CUSIP No. 92538J106	Schedule 13G	Page 19 of 25

ITEM 1.	(a)	Name of Issuer:

Vertex, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2301 Renaissance Boulevard,

King of Prussia, PA 19406

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Amanda Radcliffe;

Stefanie Thompson;

Jeffrey Westphal;

Christopher Thompson;

Benjamin Schmerin;

Conrad Radcliffe;

Kailey Radcliffe;

Antoinette Radcliffe;

Anne Marie Westphal;

Kyle Westphal;

Jacob Westphal;

Melanie DeStefano;

Samantha Lucas;

Mackenzie Lucas;

Andrea Schmerin;

Constance Thompson; and

Jenifer Westphal.

(b)	Address or Principal Business Office:

The business address for each of the Reporting Persons is c/o Vertex, Inc., 2301 Renaissance Boulevard, King of Prussia, PA 19406.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

CUSIP No. 92538J106	Schedule 13G	Page 20 of 25

(e)	CUSIP Number:

92538J106

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of November 1, 2024, based upon 65,969,319 shares of Class A Common Stock outstanding as of November 1, 2024, and assumes the conversion of an aggregate of 89,990,641 shares of Class B Common Stock, par value $0.001 per share of the Issuer (the “Class B Common Stock”), held by the Reporting Persons on a one-for-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Amanda Radcliffe(1)(16)	33,267,767.223	21.3%	33,183,557.223	84,210	33,183,557.223	84,210
Stefanie Thompson(2)	32,980,934.588	21.1%	32,980,934.588	0	32,980,934.588	0
Jeffrey Westphal(3)	8,116,600.237	5.2%	8,031,822.237	84,778	8,031,822.237	84,778
Christopher Thompson(4)(5)	118,209.964	0.1%	5,629.046	112,580.918	5,629.046	112,580.918
Benjamin Schmerin	4,221.784	*	4,221.784	0	4,221.784	0
Conrad Radcliffe(6)(17)	2,731,647.377	1.8%	0	2,731,647.377	0	2,731,647.377
Kailey Radcliffe(6)(7)	5,294,874.754	3.5%	2,647,437.377	2,647,437.377	2,647,437.377	2,647,437.377
Antoinette Radcliffe(6)(8)	5,294,874.754	3.5%	2,647,437.377	2,647,437.377	2,647,437.377	2,647,437.377
Anne Marie Westphal(9)	765,074	0.5%	0	765,074	0	765,074
Kyle Westphal(10)	1,430,100	0.9%	0	1,430,100	0	1,430,100
Jacob Westphal(11)	932,706	0.6%	0	932,706	0	932,706
Melanie DeStefano(12)	1,941,750	1.2%	1,941,750	0	1,941,750	0
Samantha Lucas(13)	1,969,895.229	1.3%	1,969,895.229	0	1,969,895.229	0
Mackenzie Lucas(14)	1,941,750	1.2%	1,941,750	0	1,941,750	0
Andrea Schmerin(15)	1,983,967.844	1.3%	1,983,967.844	0	1,983,967.844	0
Constance Thompson(5)	112,580.918	0.1%	0	112,580.918	0	112,580.918
Jenifer Westphal(17)	84,778	*	0	84,778	0	84,778

* Less than 0.1%

(1)	Includes (i) 53,855 shares of Class A Common Stock held of record by Amanda Radcliffe, (ii) 838,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Ms. Radcliffe and (iii) 32,291,702.223 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by trusts of which Ms. Radcliffe is the trustee.
(2)	Includes (i) 46,030 shares of Class A Common Stock held of record by Stefanie Thompson, (ii) 838,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Ms. Thompson and (iii) 32,096,904.588 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by trusts of which Ms. Thompson is the trustee.

CUSIP No. 92538J106	Schedule 13G	Page 21 of 25

(3)	Includes (i) 7,895 shares of Class A Common Stock held of record by Jeffrey Westphal, (ii) 838,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Mr. Westphal, (iii) 7,185,927.237 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by trusts of which Mr. Westphal is the trustee and (iv) 84,778 shares of Class A Common Stock held by a nonprofit family foundation over which Mr. Westphal and Jenifer Westphal exercise investment control.

(4)	Represents 5,629.046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Christopher Thompson
(5)	Represents 112,580.918 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the 2020 Irrevocable Trust for Benefit of Constance A. Thompson, of which Christopher Thompson and Constance Thompson are the trustees.
(6)	Represents 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Third Party Funded Special Needs Trust for Callum W. Radcliffe u/a of Amanda W. Radcliffe dated May 15, 2015, of which Conrad Radcliffe, Kailey Radcliffe and Antoinette Radcliffe are the trustees.
(7)	Represents 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Kailey Radcliffe u/a of Amanda W. Radcliffe dated 10/05/2001, of which Kailey Radcliffe is the trustee.
(8)	Represents 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Antoinette R. Radcliffe u/a of Amanda W. Radcliffe dated 10/05/2001, of which Antoinette R. Radcliffe is the trustee.
(9)	Represents 765,073.706 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Anne Marie Westphal u/a of Jeffrey R. Westphal dated 10/05/2001, of which Anne Marie Westphal is a trustee, and 0.294 shares of Class A Common Stock held of record by the 2020 Irrevocable Trust for Benefit of Nicholas A. Shuhan, of which Anne Marie Westphal’s spouse is a trustee.
(10)	Represents 1,430,100 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Kyle R. Westphal u/a of Jeffrey R. Westphal dated 10/05/2001, of which Kyle Westphal is a trustee.
(11)	Represents 932,706 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Jacob J. Westphal u/a of Jeffrey R. Westphal dated 10/05/2001, of which Jacob Westphal is a trustee.
(12)	Represents 1,941,750 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Melanie H. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Melanie DeStefano is the trustee.
(13)	Represents 1,969,895.229 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Samantha W. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Samantha Lucas is the trustee.
(14)	Represents 1,941,750 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Mackenzie S. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Mackenzie Lucas is the trustee.
(15)	Represents 1,983,967.844 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Andrea P. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Andrea Schmerin is the trustee.
(16)	Represents 84,210 shares of Class A Common Stock jointly held by Amanda Radcliffe and Conrad Radcliffe.
(17)	Represents 84,778 shares of Class A Common Stock held by a nonprofit family foundation over which Jeffrey Westphal and Jenifer Westphal exercise investment control.

Each of the Reporting Persons is a party to that certain Third Amended and Restated Stockholders’ Agreement, dated as of July 28, 2020, by and among the Issuer and the Reporting Persons and associated trusts described above (the “Stockholders Agreement”).

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 92538J106	Schedule 13G	Page 22 of 25

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, as of the date hereof, such a “group” would be deemed to beneficially own an aggregate of 93,341,434 shares of Class A Common Stock, or 59.8% of the Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3 of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 92538J106	Schedule 13G	Page 23 of 25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

/s/ Amanda Radcliffe
Amanda Radcliffe

/s/ Stefanie Thompson
Stefanie Thompson

/s/ Jeffrey Westphal
Jeffrey Westphal

/s/ Christopher Thompson
Christopher Thompson

/s/ Benjamin Schmerin
Benjamin Schmerin

/s/ Conrad Radcliffe
Conrad Radcliffe

/s/ Kailey Radcliffe
Kailey Radcliffe

/s/ Antoinette Radcliffe
Antoinette Radcliffe

/s/ Anne Marie Westphal
Anne Marie Westphal

/s/ Kyle Westphal
Kyle Westphal

CUSIP No. 92538J106	Schedule 13G	Page 24 of 25

/s/ Jacob Westphal
Jacob Westphal

/s/ Melanie DeStefano
Melanie DeStefano

/s/ Samantha Lucas
Samantha Lucas

/s/ Mackenzie Lucas
Mackenzie Lucas

/s/ Andrea Schmerin
Andrea Schmerin

/s/ Constance Thompson
Constance Thompson

/s/ Jenifer Westphal
Jenifer Westphal

CUSIP No. 92538J106	Schedule 13G	Page 25 of 25

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).